**Hodgson Russ**
ATTORNEYS • LLP

[redacted]

07020128

RECEIVED
2007 JAN -3 A 7:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 28, 2006

***Via Federal Express***

SUPPL

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Medical Facilities Corporation - File Number 82-34942

Dear Sir or Madam,

In connection with the Commission's granting to Medical Facilities Corporation ("MFC") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by MFC in Canada for the period between November 24, 2006 through December 28, 2006. If you have any questions please do not hesitate to contact me.

Sincerely,

Richard B. Raymer

RBR/vcs
Enclosures

cc: Sergey Savchenko

042608/00000 TORDOCS 39386v1

dlw 1/8

RECEIVED
2007 JAN -3 A 7:11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Medical Facilities Corporation**
**File Number 82-34942**

| | |
|---|---|
| December 18, 2006 | News release - English |
| December 21, 2006 | News release - English |
| December 27, 2006 | Report of exempt issuer bid (QC-s. 189.1.2 Reg.) |
| December 27, 2006 | Notice of intention |
| December 27, 2006 | Material change report - English |

File Number 82-34942

# FORM 51-102 F3
# MATERIAL CHANGE REPORT

***Item 1 - Reporting Issuer***

Medical Facilities Corporation (the "**Corporation**")
250 Yonge Street, Suite 2400
Toronto, Ontario, Canada
M5B 2M6

***Item 2 - Date of Material Change***

December 22, 2006.

***Item 3 - Press Release***

A press release was issued by the Corporation on December 21, 2006 in respect of the Corporation's filing of a notice with the Toronto Stock Exchange (the "**TSX**") to make a normal course issuer bid for a portion of its Income Participating Securities units ("**IPSs**") as appropriate opportunity arise from time to time.

***Item 4 - Summary of Material Change***

On December 22, 2006, the TSX accepted the Corporation's notice of intention to make a normal course issuer bid for a portion of its IPSs through the facilities of the TSX. Pursuant to the notice, the Corporation may acquire an aggregate of up to 840,000 IPSs between December 28, 2006 and December 27, 2007, representing approximately 3% of the IPSs outstanding.

***Item 5 - Full Description of Material Change***

See Schedule "A".

***Item 6 – Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102***

Not applicable.

***Item 7 - Omitted Information***

Not applicable.

***Item 8 – Executive Officer***

For further information, please contact:

Michael Salter
Chief Financial Officer
Tel: (416) 848-7380
Long Distance: 1 (877) 402-7162

***Item 9 – Date of Report***

December 27, 2006

## Schedule "A"

**Medical Facilities Corporation Announces Normal Course Issuer Bid**

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, Dec. 21 /CNW/ - Medical Facilities Corporation ("MFC" or the "Corporation") (TSX:DR.UN) today announced that it has filed a notice of intention to carry out a normal course issuer bid. Subject to regulatory approval, MFC will purchase up to 840,000 of its Income Participating Securities ("IPS units"), or approximately 3% of its 28,011,535 IPS units issued and outstanding, during the period from December 28th, 2006 to December 27th, 2007. Purchases will be effected through the facilities of the Toronto Stock Exchange and any tendered units taken up and paid for by MFC will be cancelled.

The Board of Directors and senior management of Medical Facilities believe that currently and from time to time, the market price of the Corporation's IPS units do not reflect the inherent value of the Corporation and its future growth prospects and that purchases of its IPS units pursuant to the bid represent an attractive use of the Corporation's funds.

About Medical Facilities Corporation

Medical Facilities Corp. owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, pain management, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component.

For more information, please visit www.medicalfacilitiescorp.ca

Caution concerning forward-looking statements
---------------------------------------------

Statements made in this news release, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words like "may", "will", "anticipate", "estimate", "expect", "intend", or "continue" or the negative thereof or similar variations. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Factors that could cause results to vary include those identified in the Corporation's filings with Canadian securities regulatory authorities such as legislative or regulatory developments, intensifying competition, technological change and general economic conditions. All forward-looking statements presented herein should be considered in conjunction with such filings. The Corporation does not undertake to update any forward-looking statements; such statements speak only as of the date made.

%SEDAR: 00020386E

For further information: Michael Salter, Chief Financial Officer,
Medical Facilities Corp., (416) 848-7980, (877) 402-7162; Bruce Wigle,
Investor Relations, The Equicom Group Inc., (416) 815-0700 ext. 228, (800)
385-5451 ext.228, Email: bwigle@equicomgroup.com

# MEDICAL FACILITIES CORPORATION

## NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

### 1. The Issuer

Medical Facilities Corporation ("**MFC**") hereby gives notice of MFCs intention to make a normal course issuer bid (the "**Offer**") to purchase through the facilities of the Toronto Stock Exchange (the "**TSX**") certain of its outstanding income participating securities ("**IPSs**") as set out in this Notice. As at December 20, 2006, 28,011,535 IPSs were outstanding. The IPSs are listed on the TSX.

### 2. Securities Sought

Over a 12-month period, up to 840,000 IPSs may be purchased pursuant to the Offer, which figure represents approximately 3% of MFC's outstanding IPSs. The aggregate number of IPSs to be purchased in any given 30-day period pursuant to the Offer shall not exceed 2% of the number of IPSs outstanding on the date of acceptance by the TSX of this Notice. Any IPSs purchased by MFC pursuant to the Offer shall be cancelled.

### 3. Duration

The Offer will commence on December 28, 2006 and will terminate on December 27, 2007 or on such earlier date as MFC completes its purchases pursuant to the Offer or provides notice of termination.

### 4. Method of Acquisition

MFC proposes to purchase outstanding IPSs, which may be available for purchase through the facilities of the TSX at times and in numbers determined by MFC, subject to applicable TSX restrictions. The purchase and payment for the IPSs will be made by MFC in accordance with the requirements of the TSX and the price which MFC will pay for any IPSs acquired by it will be the market price of the IPSs at the time of acquisition. MFC will make no purchases of IPSs other than open market transactions during the period that the Offer is outstanding.

### 5. Consideration Offered

Each purchase made by MFC pursuant to the Offer shall be made at a price that is not higher than the last independent trade of a board lot of IPSs. MFC intends to fund the purchases out of available cash.

**6. Reasons for the Normal Course Issuer Bid**

The board of directors of MFC believes that the purchase by MFC of a portion of its outstanding IPSs is an appropriate use of available cash and in the best interest of MFC and its securityholders.

**7. Valuation**

After reasonable inquiry, the directors and officers of MFC have no knowledge of any appraisal or valuation regarding MFC, its material assets or securities, prepared within the two years preceding the date of this Notice.

**8. Previous Purchases**

MFC has not purchased any of its IPSs in the 12 months preceding the date of this Notice.

**9. Persons Acting Jointly or In Concert With MFC**

To the best knowledge of MFC, no person is acting jointly or in concert with MFC in connection with the Offer.

**10. Acceptance by Insiders, Affiliates and Associates**

To the knowledge of MFC and the directors and senior officers of MFC after reasonable inquiry, no director, senior officer, associate of a director or senior officer of MFC, person acting jointly or in concert with MFC, or person holding 10% or more of any class of equity securities of MFC currently intends to sell any of his, her or its IPSs during the course of the Offer. However, it is possible that sales or purchases by such persons may occur during the course of the Offer as personal circumstances or decisions, unrelated to MFC's purposes as stated in this Notice or to the existence of the Offer, determine.

**11. Benefits from the Normal Course Issuer Bid**

A benefit will not accrue to any of the persons or companies named in paragraph 10 as a result of selling or not selling the IPSs during the course of the Offer, except for a benefit which will be enjoyed by any other securityholders.

**12. Material Change in the Affairs of MFC**

The directors and senior officers of MFC are not aware of any previously undisclosed material changes or plans or proposals for material changes in the affairs of MFC.

**13. Certificate**

The undersigned, duly authorized by the boards of directors of MFC, hereby certifies that this Notice is complete and accurate and in compliance with Part 6 of the Rules and Policies of the TSX on Normal Course Issuer Bids, that this Notice contains no untrue statement of a

material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made, and that the undersigned is duly authorized by the boards of directors to execute this Notice on behalf of MFC.

**DATED** at Toronto this 21st day of December, 2006.

*"Seymour Temkin"*

Seymour Temkin
Chairman of the Board of Directors, MFC

File Number 82-34942

# SECURITIES ACT
# REPORT OF TAKE-OVER BID, ISSUER BID OR APPLICATION UNDER OF THE ACT

**(Subsection 189.1.2 of the Regulation)**

1. **Name and address of the offeree issuer:**

   Medical Facilities Corporation ("**MFC**")
   250 Yonge Street, Suite 2400
   Toronto, ON M5B 2M6

2. **Name and address of the offeror:**

   Same as 1 above

3. **The designation of the class(es) of securities that are subject to the bid:**

   Income Participating Securities ("**IPSs**")

4. **Date of the bid:**

   The bid commenced on December 28, 2006 and will terminate December 27, 2007.

5. **Maximum number of securities sought by the offeror for each class of securities subject to the bid:**

   Up to 840,000 IPSs being approximately 3% of the outstanding IPSs of MFC.

6. **The value, in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid:**

   The purchase of and payment for the IPSs of MFC purchased pursuant to this normal 'course issuer bid will be made in accordance with the policies and rules of the TSX and the price paid for any such IPSs will be the market price at the time of acquisition. All IPSs repurchased will be cancelled.

7. **The fee payable in respect of the Issuer Bid, as calculated under section 271.4(1):**

   $1,000.00

8. **The information given in this report is true and complete.**

**Dated** at Toronto this 21st day of December, 2006.

**MEDICAL FACILITIES CORPORATION**

*"Seymour Temkin"*

Name: Seymour Temkin
Title: Chairman of the Board of Directors

\5393652

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:

Medical Facilities Corporation Announces Normal Course Issuer Bid

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, Dec. 21 /CNW/ - Medical Facilities Corporation ("MFC" or the "Corporation") (TSX:DR.UN), today announced that it has filed a notice of intention to carry out a normal course issuer bid. Subject to regulatory approval, MFC will purchase up to 840,000 of its Income Participating Securities ("IPS units"), or approximately 3% of its 28,011,535 IPS units issued and outstanding, during the period from December 28th, 2006 to December 27th, 2007. Purchases will be effected through the facilities of the Toronto Stock Exchange and any tendered units taken up and paid for by MFC will be cancelled.

The Board of Directors and senior management of Medical Facilities believe that currently and from time to time, the market price of the Corporation's IPS units do not reflect the inherent value of the Corporation and its future growth prospects and that purchases of its IPS units pursuant to the bid represent an attractive use of the Corporation's funds.

About Medical Facilities Corporation

Medical Facilities Corp. owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, pain management, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component. For more information, please visit www.medicalfacilitiescorp.ca

Caution concerning forward-looking statements
---------------------------------------------

Statements made in this news release, other than those concerning historical financial information, may be forward-looking and therefore subject to various risks and uncertainties. Some forward-looking statements may be identified by words like "may", "will", "anticipate", "estimate", "expect", "intend", or "continue" or the negative thereof or similar variations. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Factors that could cause results to vary include those identified in the Corporation's filings with Canadian securities regulatory authorities such as legislative or regulatory developments, intensifying competition, technological change and general economic conditions. All forward-looking statements presented herein should be considered in conjunction with such filings. The Corporation does not undertake to update any forward-looking statements; such statements speak only as of the date made.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, Medical Facilities Corp., (416) 848-7980, (877) 402-7162; Bruce Wigle, Investor Relations, The Equicom Group Inc., (416) 815-0700 ext. 228, (800) 385-5451 ext.228, Email: bwigle(at)equicomgroup.com/

(DR.UN.)

CO: Medical Facilities Corporation

CNW 16:16e 21-DEC-06

File Number 82-34942

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Medical Facilities Corporation announces December distribution

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

TORONTO, Dec. 18 /CNW/ - Medical Facilities Corporation (TSX:DR.UN) (the "Corporation") announced today that a cash payment of Cdn$0.0917 per Income Participating Security will be payable on January 15, 2007 to holders of record of Income Participating Securities at the close of business on December 29, 2006.

Each of the Company's Income Participating Securities is comprised of one common share and Cdn$5.90 aggregate principal amount of 12.5% subordinated notes. The total payment of Cdn$0.0917 reflects a cash dividend of Cdn$0.0302 per common share and an interest payment of Cdn$0.0615 per Cdn$5.90 aggregate principal amount of 12.5% subordinated notes each for the month of December. The ex-dividend date for this distribution will be December 27, 2006.

About Medical Facilities Corporation

MFC owns controlling interests in four surgical hospitals, three located in South Dakota and one in Oklahoma. The four hospitals perform scheduled surgical, imaging and diagnostic procedures and derive their revenue from the fees charged for the use of their facilities. The Corporation is structured so that a majority of its free cash flows from operations are distributed to holders of its IPS with a portion of such distributions being interest payments on the subordinated debt component. For more information, please visit www.medicalfacilitiescorp.ca

Caution concerning forward-looking statements
---------------------------------------------

This news release may be interpreted to contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those described in the forward-looking statements. The Corporation does not assume responsibility for the accuracy and completeness of those forward-looking statements and does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

%SEDAR: 00020386E

/For further information: Michael Salter, Chief Financial Officer, Medical Facilities Corp., (416) 848-7980 or 1-877-402-7162; Bruce Wigle, Investor Relations, The Equicom Group Inc., (416) 815-0700 ext. 228 or 1-800-385-5451 ext.228, Email: bwigle(at)equicomgroup.com/

(DR.UN.)

CO: Medical Facilities Corporation

CNW 13:02e 18-DEC-06